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                      MERRILL LYNCH GLOBAL HOLDINGS, INC.



                                                                  April 1, 1999

ELECTRONIC FILING
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U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



         Re:      Merrill Lynch Global Holdings, Inc. (the "Fund")
                  CIK No. 0000741886
                  Request for Withdrawal of Amendment of
                  Registration Statement on Form N-1A
                  File No. 2-89834
                  ------------------------------------------------


Ladies and Gentlemen:

         We request that Post-Effective Amendment No. 19 to the Fund's Registration Statement on Form N-1A (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and Amendment No. 20 to the Registration Statement under the Investment Company Act of 19940, as amended (the "Amendment"), with the accession number 0000889812-99-001014, be withdrawn. The Amendment was submitted at 5:35 p.m. on March 30, 1999, and was accepted at 5:43 p.m. on March 30, 1999. In an attempt by the Printer to file the Amendment in a timely manner, the filing was inadvertently transmitted twice.

         Please withdraw the above-referenced Amendment pursuant to Rule 477(a) under the Securities Act.


                                               Sincerely,

                                               /s/ Philip M. Mandel
                                               ------------------------
                                                   Philip M. Mandel
                                                   Secretary